Martin Capital

IA Policies and Procedures Manual

10/17/2011 to Current

Proxy Voting

Policy

Martin Capital, as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of the clients. Our firm maintains written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about our firm’s proxy policies and practices. Our policy and practice includes the responsibility to monitor corporate actions, receive and vote client proxies and disclose any potential conflicts of interest as well as making information available to clients about the voting of proxies for their portfolio securities and maintaining relevant and required records.

Background

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

Investment advisers registered with the SEC, and which exercise voting authority with respect to client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser’s interests and those of its clients; (b) to disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) to describe to clients a summary of its proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser’s proxy voting activities when the adviser does have proxy voting authority.

Responsibility

The Assistant Trader has the responsibility for the implementation and monitoring of our proxy voting policy, practices, disclosures and record keeping, including outlining our voting guidelines in our procedures.

Procedure

Martin Capital has adopted procedures to implement the firm’s policy and conducts reviews to monitor and ensure the firm’s policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

Voting Procedures

•	All employees will forward any proxy materials received on behalf of clients to The Assistant Trader;

•	The Assistant Trader will determine which client accounts hold the security to which the proxy relates;

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Absent material conflicts, The Assistant Trader will determine how Martin Capital should vote the proxy in accordance with applicable voting guidelines, complete the proxy and vote the proxy in a timely and appropriate manner.

Disclosure

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Martin Capital will provide required disclosures in response to Item 17 of Form ADV Part 2A summarizing this proxy voting policy and procedures, including a statement that clients may request information regarding how Martin Capital voted a client’s proxies, and that clients may request a copy of the firm’s proxy policies and procedures.

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The Assistant Trader will also send a copy of this summary to all existing clients who have previously received Martin Capital’s Form ADV Part 2; or The Assistant Trader may send each client the amended Form ADV Part 2.

Client Requests for Information

•	All client requests for information regarding proxy votes, or policies and procedures, received by any employee should be forwarded to The Assistant Trader.

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In response to any request, The Assistant Trader will prepare a written response to the client with the information requested, and as applicable will include the name of the issuer, the proposal voted upon, and how Martin Capital voted the client’s proxy with respect to each proposal about which client inquired.

Voting Guidelines

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In the absence of specific voting guidelines from the client, Martin Capital will vote proxies in the best interests of each particular client. Martin Capital’s policy is to vote all proxies from a specific issuer the same way for each client absent qualifying restrictions from a client. Clients are permitted to place reasonable restrictions on Martin Capital’s voting authority in the same manner that they may place such restrictions on the actual selection of account securities.

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Martin Capital will generally vote in favor of routine corporate housekeeping proposals such as the election of directors and selection of auditors absent conflicts of interest raised by an auditors non-audit services.

•	Martin Capital will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights.

•	In reviewing proposals, Martin Capital will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer’s business practices.

Conflicts of Interest

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Martin Capital will identify any conflicts that exist between the interests of the adviser and the client by reviewing the relationship of Martin Capital with the issuer of each security to determine if Martin Capital or any of its employees has any financial, business or personal relationship with the issuer.

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If a material conflict of interest exists, The Assistant Trader will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third party voting recommendation.

•	Martin Capital will maintain a record of the voting resolution of any conflict of interest.

Recordkeeping

The Assistant Trader shall retain the following proxy records in accordance with the SEC’s five-year retention requirement.

•	These policies and procedures and any amendments;

•	Each proxy statement that Martin Capital receives;

•	A record of each vote that Martin Capital casts;

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Any document Martin Capital created that was material to making a decision how to vote proxies, or that memorializes that decision including periodic reports to The Assistant Trader or proxy committee, if applicable.

•	A copy of each written request from a client for information on how Martin Capital voted such client’s proxies, and a copy of any written response.

(NOTE: In the event an adviser retains the research, voting and/or recordkeeping services of an outside proxy firm, the adviser must tailor its proxy policy and procedures to be consistent with the services received and the firm’s actual proxy handling and voting processes.)

In addition, advisers should conduct initial due diligence reviews of any proxy service firm engaged as well as oversight on an on-going or periodic basis. These reviews of the proxy firms’ services and practices should include conflicts of interest, consistency of voting with guidelines, fees and disclosures, as relevant, among other things. Advisers, as a matter of best practices, should document any initial and oversight reviews.